PPG
One PPG Place
Pittsburgh, Pennsylvania 15272 USA
Tel: (412) 434-3131

September 28, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia Blye, Chief

Re:    PPG Industries, Inc.
10-K for Fiscal Year Ended December 31, 2017
Filed February 15, 2018 and amended June 28, 2018
File No. 1-01687

Dear Ms. Blye:

Set forth below is the response of PPG Industries, Inc. (the “Company” or “PPG”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 30, 2018, relating the Company’s Form 10-K for the fiscal year ended December 31, 2017, which was filed with the Commission on February 15, 2018 and amended June 28, 2018. On September 5, 2018, the Commission approved the Company’s request for an extension to respond to the comment letter by September 28, 2018. To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to the comment.

General

1.
News reports state that Airbus has long used PPG primer and that PPG windshields and cockpit windows are available for sale and installation in new Airbus A320 aircraft. A document titled “Orders, Deliveries, Operators - Worldwide” on the Airbus website identifies Sudan Airways and Syrian Air as having ordered, having taken delivery of, and operating Airbus A320 aircraft.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

It is PPG’s policy not to enter into or engage in any contract, transaction or dealings contrary to U.S. economic sanctions and export control laws unless authorized by the U.S. Government. PPG does not sell its components or coatings to any aircraft manufacturers, airlines or other entities in Sudan or Syria, nor does the Company have any agreements or arrangements with Sudan or Syria.
The Company sells its products to Airbus and other global aircraft manufacturers on an arms-length basis, and, to our knowledge, such transactions are made in full compliance with U.S. economic sanctions and export control laws. While publicly available information suggests that aircraft manufactured by Airbus may be operated in Sudan or Syria, to our knowledge, such operations were without PPG’s involvement (other than to the extent that we, like other suppliers of Airbus, supply components and coatings to customers that install or use such components or coatings on aircraft operated worldwide). PPG is not directly or indirectly involved in the sale, transfer or operation of these aircraft. PPG has no employees, operations, subsidiaries, affiliates, partners, joint venture interests, or investments in Sudan or Syria. Based on an internal review, during the past three fiscal years and the subsequent interim period, the Company has had no contracts, revenue, assets or liabilities associated with Sudan or Syria. As such, the Company believes any adverse investor sentiment toward the Company is unlikely.
* * *
Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at 412-434-3318.
Sincerely,
/s/ Vincent J. Morales

Vincent J. Morales
Senior Vice President and Chief Financial Officer
PPG Industries, Inc.

cc:    Anne M. Foulkes, Senior Vice President and General Counsel, PPG Industries, Inc.